May 27, 2011
VIA EDGAR, FACSIMILE ((202) 772-9203) AND FEDEX

Re:	International Coal Group, Inc.
Amendment No. 1 to Schedule TO filed on May 20, 2011
Schedule TO-T filed on May 16, 2011
Schedule TO-C filed on May 3, 2011
Filed by Atlas Acquisition Corp. and Arch Coal, Inc.
File No. 5-81154
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Kim:
     On behalf of our clients, Altas Acquisition Corp. (the “Company”) and Arch Coal, Inc. (“Parent,” and together with the Company, the “Filing Persons”), we have set forth below the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 23, 2011 (the “Comment Letter”) regarding the Filing Persons’ Tender Offer Statement on Schedule TO-T (the “Schedule TO”) filed on May 16, 2011, as amended on May 20, 2011, and Tender Offer Statement on Schedule TO-C filed on May 3, 2011, in each case, in connection with the Company’s tender offer for the outstanding shares of common stock of International Coal Group, Inc. The headings and pages below correspond to the headings and pages in the Comment Letter and Offer to Purchase, respectively. To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
     Amendment No. 2 to the Schedule TO (“Amendment No. 2”) is being filed, via EDGAR, contemporaneously with the submission of this response letter.
     All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended.
Schedule TO-C
Exhibit 99.3
1.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995,

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since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provisions in any future press release or other communications relating to this offer.
     In response to the Staff’s comment, we note that the reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) was included in oral comments made by a representative of Parent during a conference call with analysts and investors on May 2, 2011 and reflected in a transcript of such call filed as Exhibit 99.3 to the Schedule TO-C filed by the Filing Persons on May 3, 2011. We believe that it may be impractical to omit this reference to the PLSRA as the Staff has suggested via an amendment to the Schedule TO-C given the nature of this comment and the date on which the transcript was filed. We further note that no references to the PLSRA have been made in any press releases or other communications relating to the Offer subsequent to May 3, 2011. At the Staff’s suggestion, the Filing Persons will continue to refrain from making references to the PSLRA or its safe harbor provisions in future press releases and other communications relating to the Offer.
Schedule TO
Offer to Purchase
Source and Amount of Funds, page 24
2.	We note that Arch will obtain funds from the issuance of notes or shares, other indebtedness or some combination. To the extent that Arch is unable to issue the notes, shares or loans for the entire $3.8 billion amount, Arch has a commitment letter for a bridge facility. We note, however, that the entire $3.8 billion in proceeds of the bridge facility may not be available to pay for all of the shares tendered in the offer. In this regard, we note that the bridge facility will be used first to repay or redeem outstanding indebtedness and then will be available to fund only part of the cash consideration for the offer. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offerors will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).
     In response to the Staff’s comment, the Filing Persons have amended the disclosure in the Offer to Purchase under the section captioned “Source and Amount of Funds” to clarify that the Offer is fully financed, that the proceeds available from the bridge facility, if necessary, will be sufficient to repay or redeem outstanding indebtedness, fund cash consideration for the Offer and pay all related fees and expenses and that the Offer is not subject to a financing condition. The Offer has been fully financed from the outset pursuant to the legally binding debt commitment letter described in the Offer to Purchase filed on May 16, 2011 and Amendment No. 2, and we believe that our ability to obtain financing in

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connection with the Offer and related transactions is certain, as commonly understood in connection with transactions of this nature. We do not, therefore, believe that a material change will occur in connection with, and no additional disclosure or extension of the offer will be required following, the Filing Persons’ actual receipt of the contemplated financing, which is expected to occur at or shortly before the expiration of the Offer. We also confirm that if there are any material changes to the disclosure set forth in the Offer to Purchase with respect to our financing arrangements, we will amend such disclosure. We do not currently expect there to be any such material changes. Absent such changes, we do not believe any disclosure need be disseminated to shareholders.
3.	Please revise to quantify the amount available under the bridge facility to pay for the shares tendered in the offer. In addition, please revise to summarize the terms of the bridge facility. Refer to Item 1007(d) of Regulation M-A.
     In response to the Staff’s comment, the Filing Persons have amended the disclosure in the Offer to Purchase under Section 10 captioned “Source and Amount of Funds” to include the requested information.
Acceptance for Payment and Payment, page 12
4.	We note that in the first paragraph on page 13 and in the letter of transmittal the disclosure states that the bidders reserve the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of the offer.
     In accordance with the Staff’s comment, the Filing Persons confirm their understanding that any entity to which the bidders assign the right to purchase Shares in the Offer must also be included as a bidder in the Offer and that the addition of one or more bidders may require the dissemination of additional Offer materials and an extension of the term of the Offer.
Determination of Validity, page 15
5.	Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
     The Filing Persons have deleted the language that any determination by the Filing Persons concerning the terms of the Offer “will be final and binding.” In accordance with the Staff’s comment, we have added language in the Offer to Purchase under the subsection captioned “Determination of Validity” within Section 3 — “Procedure for Tendering Shares” and Section 4 captioned “Withdrawal Rights” to the effect that (1) only a court of competent jurisdiction can make a determination that will be final and binding upon the parties and (2) security holders may challenge the Filing Persons’ determinations.

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ICG Financial Forecasts, page 20
6.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
     In response to the Staff’s comment, the Filing Persons have amended the disclosure under the subsection captioned “ICG Financial Forecasts” within Section 8 — “Certain Information Concerning ICG” to include the requested information.
Conditions to the Offer, page 43
7.	We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue. See Rule 14d-4(d).
     The Filing Persons confirm that if they decide to waive any material conditions to the Offer (to the extent that any such condition can be waived), the Filing Persons will expressly announce their decision to waive any such material condition in such a manner that is reasonably calculated to inform security holders of the waiver. It is the view of the Filing Persons that the waiver of either the Minimum Condition or the HSR Condition would constitute a material change requiring that the Offer to remain open for at least five business days following such waiver and the Filing Persons will, if necessary, take action to ensure that the Offer remains open for such period.
8.	We note that any condition may be waived “at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify the disclosure.
     In accordance with the Staff’s comment, we have revised the language in the Offer to Purchase under Section 10 captioned “Conditions to the Offer” to clarify that all conditions to the Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Offer, must be satisfied or waived on or before the expiration of the Offer.
9.	Please refer to disclosure relating to the bidders’ failure to exercise any of the rights described in the last sentence under this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

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The Filing Persons confirm their understanding of the Staff’s comment.
* * * * *
     The undersigned, on behalf of the Filing Persons, hereby acknowledges that:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any further information regarding the foregoing, please do not hesitate to contact me at (212) 455-3442 (fax: (212) 455-2502). Thank you for your time and consideration.
Very truly yours,
Mario Ponce

cc:	Robert Jones (Arch Coal, Inc.) Roger Nicholson (International Coal Group, Inc.) Randi Strudler (Jones Day)